UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 1, 2007

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Stock Exchange Announcement

Financial statement for 2006

31 January 2007

Novo Nordisk 2006 sales grew by 15% driven by modern insulins
Robust sales performance led to operating profit growth of 13%

•	Reported sales increased by 15% in 2006 (local currency growth of 16%)
	o	Sales of modern insulins (insulin analogues) increased by 48%
	o	Sales of NovoSeven® increased by 11%
	o	Sales of Norditropin® increased by 19%
	o	Sales in North America increased by 29%.

•	Gross profit increased by 19%, primarily reflecting continued productivity improvements in Product Supply.

•	Operating profit increased by 13% to DKK 9,119 million while operating profit measured in local currencies increased by around 15%.

•	Net profit increased by 10% to DKK 6,452 million, and earnings per share (diluted) increased by 12% to DKK 19.99.

•	At the Annual General Meeting on 7 March 2007, the Board of Directors will propose a 17% increase in dividend to DKK 7.00 per share of DKK 2. The ongoing share repurchase programme has been increased to DKK 10 billion and is now expected to be finalised before the end of 2008.

•	The expectation for 2007 operating profit growth measured in local currencies is around 15%.

Lars Rebien Sørensen, president and CEO, said: “We are very pleased with the results we have achieved in 2006. Sales of our key products, not least our modern insulins, went well in all major markets, and we continue to see productivity improvements in Product Supply. This allows us to invest more in both R&D and sales and marketing, and we remain confident that also in 2007 we will be able to deliver a solid financial performance.”

Stock Exchange Announcement no 3 / 2007	Page 1 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Stock Exchange Announcement no 3 / 2007	Page 2 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement 2006

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in this report are in all materiality consistent with those used in the Annual Report 2005.

(Amounts below in DKK million except earnings per share, dividend per share and number of employees)

						%
						change
						2005 to
Profit and loss	2006	2005	2004	2003	2002	2006
Sales	38,743	33,760	29,031	26,158	24,866	15%

Gross profit	29,158	24,583	20,981	18,749	18,268	19%
Gross margin	75.3%	72.8%	72.3%	71.7%	73.5%

Sales and distribution costs	11,608	9,691	8,280	7,451	7,187	20%
Percent of sales	30.0%	28.7%	28.5%	28.5%	28.9%
Research and development costs	6,316	5,085	4,352	4,055	3,952	24%
Percent of sales	16.3%	15.1%	15.0%	15.5%	15.9%
Administrative expenses	2,387	2,122	1,944	1,857	1,960	12%
Percent of sales	6.2%	6.3%	6.7%	7.1%	7.9%
Licence fees and other operating income	272	403	575	1,036	758	(33%	)

Operating profit	9,119	8,088	6,980	6,422	5,927	13%
Operating margin	23.5%	24.0%	24.0%	24.6%	23.8%

Net financials	45	146	477	954	401	(69%	)
Profit before income taxes	9,164	8,234	7,457	7,376	6,328	11%

Net profit	6,452	5,864	5,013	4,833	4,116	10%
Net profit margin	16.7%	17.4%	17.3%	18.5%	16.6%

Other key numbers
Depreciation, amortisation, etc	2,142	1,930	1,892	1,581	1,293	11%
Capital expenditure	2,787	3,665	2,999	2,273	3,893	(24%	)

Free cash flow	4,707	4,833	4,278	3,846	497	(3%	)

Equity	30,122	27,634	26,504	24,776	22,477	9%
Total assets	44,692	41,960	37,433	34,564	31,612	7%
Equity ratio	67.4%	65.9%	70.8%	71.7%	71.1%

Diluted earnings per share (in DKK)	19.99	17.83	14.83	14.15	11.85	12%
Dividend per share (in DKK)	7.00	6.00	4.80	4.40	3.60	17%
(proposed dividend for the financial year 2006)
Average number of full-time employees	22,590	21,146	19,520	18,381	17,073	7%

						Long-term target ratio
Performance against long-term financial target ratios
Operating profit growth	12.7%	15.9%	8.7%	8.4%	9.6%	15%
Operating margin	23.5%	24.0%	24.0%	24.6%	23.8%	25%
Return on invested capital	25.8%	24.7%	21.5%	20.4%	21.1%	30%
Cash to earnings	73.0%	82.4%	85.3%	79.6%	12.1%	70%	1)

1) Long-term target ratio measured as three years’ average

Stock Exchange Announcement no 3 / 2007	Page 3 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments

Sales increased by 15% in Danish kroner and by 16% measured in local currencies. While growth was realised within all product groups in both diabetes care and biopharmaceuticals, the primary growth contribution originated from modern insulins, NovoSeven® and growth hormone therapy products. The reported sales growth realised in 2006 was in line with the previously communicated guidance of ‘13–15%’ reported sales growth.

	Sales	Growth	Growth	Share of
	2006	as	in local	growth
	DKK	reported	currencies	in local
	million			currencies
The diabetes care segment
Modern insulins (insulin analogues)	10,825	48%	50%	69%
Human insulin and insulin-related sales	15,057	0%	1%	3%
Oral antidiabetic products	1,984	16%	17%	5%
Diabetes care – total	27,866	16%	17%	77%

The biopharmaceuticals segment
NovoSeven®	5,635	11%	12%	11%
Growth hormone therapy	3,309	19%	21%	11%
Other products	1,933	2%	3%	1%
Biopharmaceuticals – total	10,877	12%	13%	23%

Total sales	38,743	15%	16%	100%

Sales development by regions

In 2006, sales growth was realised in all regions measured in local currencies. North America and Europe were the main growth drivers contributing 53% and 23%, respectively, of the total sales growth for 2006. Solid growth was also realised in International Operations, contributing 20% of the total sales growth, whereas sales in Japan & Oceania were impacted negatively by a mandatory reduction in reimbursement prices in Japan as of 1 April 2006.

In the fourth quarter of 2006, the sales growth in North America was impacted favourably by around DKK 100 million on a non-recurring basis following a favourable outcome of a US court resolution in relation to a federal rebate programme (Tricare). Novo Nordisk participated along with a number of pharmaceutical companies in challenging the position taken by the US authorities.

Furthermore, and also in the fourth quarter, US sales were positively impacted by MediCare Part D, a public scheme which offers improved medical treatment for elderly patients. This reflected that the greater part of the full-year positive rebate impact from the patient switch from Medicaid to MediCare Part D was booked in the fourth quarter as data became available.

Diabetes care

Sales of diabetes care products increased by 16% in Danish kroner to DKK 27,866 million and by 17% measured in local currencies compared to the same period last year.

Stock Exchange Announcement no 3 / 2007	Page 4 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Modern insulins, human insulin and insulin-related products

Sales of modern insulins (insulin analogues), human insulin and insulin-related products increased by 16% to DKK 25,882 million in Danish kroner and by 17% measured in local currencies. All regions contributed to the sales growth and the largest contributors were North America and Europe. Novo Nordisk is the global leader within the insulin segment, with 52% of the total insulin market and 39% of the modern insulin segment, both measured by volume.

Sales of modern insulins increased by 48% in Danish kroner in 2006 to DKK 10,825 million and by 50% measured in local currencies. Sales of modern insulins contributed with 69% of the overall growth in local currencies, and all regions contributed to growth.

North America
Sales in North America increased by 41% in both Danish kroner and local currencies in 2006. The complete portfolio of modern insulins, NovoLog®, NovoLog® Mix 70/30 and Levemir®, continues to be the main contributor to growth. In addition, more than one-third of modern insulin sales in the US are in the leading, prefilled, ready-to-use device, FlexPen®. Novo Nordisk is the leader in the US insulin market, holding 41% volume market share of the total market, and has also increased volume market share in modern insulins to more than 27%, reflecting market share gains in all three segments, short-acting, premixed and long-acting. Sales of human insulin products also increased due to higher volume as well as higher average prices.

As previously communicated Novo Nordisk has decided to expand the US diabetes field force from 1,200 to 1,900 people. The expansion process has been initiated and is still expected to be finalised during the first half of 2007. The expanded field force will make it possible to reach more primary care physicians and increase the frequency of visits to both primary care physicians and diabetes care specialists.

International Operations
Sales in International Operations increased by 14% in both Danish kroner and local currencies. The sales development during 2006 reflects robust performance of primarily modern insulins, but also human insulin contributed to growth. Whereas Russia and Turkey are the main contributors to growth for modern insulins in International Operations, China continued to be the most significant overall growth driver in 2006, contributing more than 40% of the total insulin sales growth in International Operations. In 2006, the quarterly distribution of sales in International Operations was more even compared to previous years, in line with the expectations communicated at the beginning of 2006. Sales in the fourth quarter were negatively impacted by the loss of a federal tender in Brazil.

Europe
Sales in Europe increased by 10% measured in both Danish kroner and in local currencies. The complete portfolio of modern insulins, NovoRapid®, NovoMix® 30 and Levemir®, was the primary contributor to growth during 2006. Novo Nordisk is the market leader in the European insulin market with a 57% share of the total market and 48% of the modern insulin segment, both measured by volume.

In Germany Novo Nordisk has agreed new rebate structures for rapid-acting modern insulins with a majority of healthcare funds, thereby securing access to modern insulins for the majority of people with type 2 diabetes.

Stock Exchange Announcement no 3 / 2007	Page 5 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Japan & Oceania
Sales in Japan & Oceania were largely unchanged measured in Danish kroner and increased by 6% in local currencies. The sales development reflects sales growth of modern insulins, NovoRapid® and NovoRapid Mix® 30. Novo Nordisk continues to be the clear market leader in the Japanese market holding 74% of the insulin market and 62% of the modern insulin segment, both measured by volume.

Oral antidiabetic products (NovoNorm®/Prandin®)
Sales of oral antidiabetic products increased by 16% in Danish kroner to DKK 1,984 million and by 17% in local currencies compared to last year, primarily reflecting increased sales in North America and International Operations. While North America benefited from higher volumes and higher average prices, the positive sales performance in International Operations was primarily due to higher sales in China, where the reimbursement conditions improved compared to 2005.

Biopharmaceuticals
Sales of biopharmaceutical products increased by 12% measured in Danish kroner to DKK 10,877 million and by 13% in local currencies compared to last year.

NovoSeven®
Sales of NovoSeven® increased by 11% in Danish kroner to DKK 5,635 million and by 12% in local currencies compared to 2005. Sales growth for NovoSeven® in 2006 was realised in all regions with International Operations and Europe as the main contributors. In the fourth quarter of 2006, sales growth of NovoSeven® in North America picked up but was partially countered by a lower level of tender sales in International Operations.

The growth in sales of NovoSeven® during 2006 reflected increased sales within the congenital inhibitor and acquired haemophilia segments as well as a perceived higher level of investigational use. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

Growth hormone therapy (Norditropin®)
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 19% measured in Danish kroner to DKK 3,309 million and by 21% measured in local currencies. While all regions contributed to growth, supported by the continued success of the prefilled delivery device, NordiFlex®, North America remains the primary growth driver. Novo Nordisk continues to consolidate its position as the second-largest company in the global growth hormone therapy market holding approximately 22% of the total market measured in value.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related products, increased by 2% in Danish kroner to DKK 1,933 million and by 3% measured in local currencies. Novo Nordisk continued to gain market share in an overall flat market for hormone replacement therapy-related products during 2006.

Stock Exchange Announcement no 3 / 2007	Page 6 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Costs, licence fees and other operating income
The cost of goods sold increased by 4% to DKK 9,585 million. This growth rate was significantly lower than the growth in sales of 15% and, consequently, the gross margin improved by 2.5 percentage points to 75.3%, compared to 72.8% in 2005. The improvement in gross margin reflects continued improvement in the production efficiency, an improved product mix and higher average prices.

Total non-production-related costs increased by 20% to DKK 20,311 million. Sales and distribution costs increased by 20% in 2006, primarily reflecting the expansion during the fourth quarter of 2005 of the US diabetes care sales force and costs related to the US launch of Levemir®, which was initiated by the end of the first quarter of 2006. Also included in sales and distribution costs are financial provisions and costs for ongoing legal disputes.

In 2006, Novo Nordisk expensed costs in relation to share-based long-term incentive programmes for senior management and other senior employees amounting to DKK 113 million. The comparable expense for 2005 was DKK 83 million.

Licence fees and other operating income in 2006 were DKK 272 million compared to DKK 403 million in 2005 when a non-recurring income of around DKK 100 million was realised from a sale-and-leaseback transaction.

Operating profit in 2006 was realised at DKK 9,119 million, corresponding to a growth rate of 13% compared to 2005 and in line with the previously communicated expectations of growth in operating profit of ‘around 13%’.

Net financials and tax
Net financials showed a net income of DKK 45 million in 2006 compared to an income of DKK 146 million in 2005. Included in net financials is the result from associated companies with an expense of DKK 260 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics Inc, compared to an income in 2005 of DKK 319 million. The income in 2005 included a non-recurring gain in the first quarter of 2005 of around DKK 250 million from a sale of shares in Ferrosan A/S as well as a non-recurring accounting gain of around DKK 200 million from a secondary offering of shares in ZymoGenetics Inc in August 2005. Also included in net financials in 2006 were non-recurring capital gains of around DKK 150 million from divestment of shares in other companies, primarily realised during the fourth quarter when a gain of more than DKK 100 million was recorded from the sale of a minority shareholding in Domantis Ltd, a UK biotechnology company.

The foreign exchange result was an income of DKK 141 million compared to a loss of DKK 40 million in 2005, primarily reflecting a higher level of foreign exchange hedging gains in 2006, in particular during the fourth quarter as a consequence of the depreciation of especially the US dollar and the Japanese yen versus the Danish krone.

The realised results for net financials for 2006 were better than the previously communicated expectation of an expense of ‘DKK 300 million’, mainly due to the better than expected result from foreign exchange hedging activities and the unexpected capital gain from divestment of shares in Domantis Ltd.

The effective tax rate for 2006 was 29.6%, an increase from 28.8% in 2005. The slightly higher effective tax rate for 2006 is partly reflecting a positive impact in 2005 from the re-

Stock Exchange Announcement no 3 / 2007	Page 7 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

evaluation of the company’s deferred tax liabilities in connection with the reduction of the Danish corporate income tax rate from 30% to 28% in 2005.

The realised effective tax rate for 2006 was in line with the previously communicated expectation of a tax rate of ‘approximately 30%’ for the full year of 2006.

Capital expenditure and free cash flow
Net capital expenditure for property, plant and equipment for 2006 was realised at DKK 2.8 billion compared to DKK 3.7 billion for 2005. The main investment projects in 2006 were the expansion of the purification and filling capacity for insulin products as well as the purification capacity for liraglutide. The realised capital expenditure was in line with the previously communicated expectation of ‘slightly below DKK 3 billion’.

Free cash flow for 2006 was realised at DKK 4.7 billion compared to DKK 4.8 billion for 2005. Novo Nordisk’s financial resources at the end of 2006 were DKK 11.4 billion similar to the level at the end of 2005. Included in the financial resources are unutilised committed credit facilities of approximately DKK 7.5 billion. The realised cash flow was slightly below the previously communicated expectation of ‘at least DKK 5 billion’ and is reflecting a higher than previously anticipated level of tax payments in the fourth quarter of 2006.

Outlook 2007
Novo Nordisk expects more than 10% growth in sales measured in local currencies for 2007. This is based on expectations of continued market penetration of Novo Nordisk’s key strategic products within diabetes care and biopharmaceuticals, as well as expectations of increased competition in the diabetes care area during 2007 due to competitors’ product launches. Given the current level of exchange rates versus Danish kroner, the sales growth rate for 2007 measured in Danish kroner is expected to be lower than the growth rate measured in local currencies.

For 2007, operating profit measured in local currencies is expected to increase by around 15%, including an expected higher spending on the portfolio of research and development projects as well as a continued high level of spending on sales and marketing. Measured in Danish kroner the growth in operating profit is expected to be around 10%, reflecting a negative currency impact in 2007.

For 2007, Novo Nordisk expects a net financial income of DKK 50 million.

Given the prevailing Danish corporation tax regime, the effective tax rate for 2007 is expected to be approximately 28%, a reduction of more than one percentage point compared to the realised tax rate for 2006.

Capital expenditure is expected to be around DKK 3 billion in 2007. Expectations for depreciations, amortisation and impairment losses are around DKK 2.3 billion, and free cash flow is expected to be around DKK 5 billion.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2007. All other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as illustrated below:

Stock Exchange Announcement no 3 / 2007	Page 8 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Invoicing currency	Annual impact on Novo Nordisk’s operating profit
of a 5% movement in currency

USD	DKK 400 million

JPY	DKK 150 million

GBP	DKK 90 million

USD-related	DKK 110 million

Note: USD-related currencies include CNY, CAD, ARS, BRL, MXN, CLP, SGD, TWD and INR

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 15, 12 and 11 months, respectively. The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care

Recruitment in the global phase 3 programme (outside Japan) for the use of liraglutide, the once-daily human GLP-1 analogue, in patients with type 2 diabetes has been finalised, and the programme is on track for regulatory filing around mid-2008. The first results from the phase 3 programme will be announced in the second half of 2007.

In Japan Novo Nordisk has initiated a separate phase 3 study on the use of liraglutide in type 2 diabetes following very encouraging data from a Japanese phase 2 dose-finding study finalised in mid-2006. The phase 3 study is expected to include around 600 patients with type 2 diabetes.

Novo Nordisk has furthermore initiated a 20-week phase 2 dose-ranging study on the potential use of liraglutide as an antiobesity agent for treatment of obese, non-diabetic people. The study is expected to encompass around 550 individuals and results are expected to be available during the first half of 2008.

In Europe Novo Nordisk has received a positive opinion from the European regulatory authorities’ Committee for Medicinal Products for Human Use (CHMP) for the use of Levemir® in combination treatment with oral antidiabetics (OADs) for people with type 2 diabetes. Following the positive opinion from the CHMP, Novo Nordisk expects to receive marketing authorisation from the European Commission for the use of Levemir® in combination with OADs during the first half of 2007.

As previously communicated on 15 January 2007, Novo Nordisk has decided to discontinue research and development activities within the oral antidiabetic (OAD) segment and, instead, focus exclusively on therapeutic proteins, a key competence area for the company. As a consequence, all existing preclinical OAD projects and NN9101 (a glucokinase activator project currently in phase 1 clinical testing) are expected to be out-licensed.

Stock Exchange Announcement no 3 / 2007	Page 9 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Biopharmaceuticals

Novo Nordisk has now recruited all patients in the phase 3 study on NovoSeven® for the treatment of intracerebral haemorrhage (ICH). Headline results from the study are expected to be communicated towards the end of the first quarter of 2007 – with subsequent presentation of the detailed results at a relevant scientific conference.

In Europe the CHMP has issued a positive opinion for the use of a single high dose of 270 mcg NovoSeven® per kg bodyweight in the treatment of mild and moderate bleeding events in haemophilia patients with inhibitors. Single-dose administration of NovoSeven® in inhibitor patients represents a major step forward in the treatment of bleeds. Clinical trial evidence shows that a single high dose of NovoSeven® has comparable efficacy and safety to that of three repeated infusions of 90 mcg/kg. This new regimen is expected to reduce the need for repeated dosing, minimise disruption to daily life and, hence, to be a convenient alternative for haemophilia patients with inhibitors. Novo Nordisk expects to receive marketing authorisation from the European Commission during the first half of 2007 for the treatment of mild and moderate bleeding events in haemophilia patients with inhibitors.

Novo Nordisk has initiated a phase 1 study with anti-KIR, a fully human IgG4 monoclonal antibody. The study will evaluate the safety of anti-KIR in patients with acute myeloid leukaemia.

Within hormone replacement therapy, Novo Nordisk has received a marketing approval from the FDA for a low-dose version of Activella®, a continuous-combined hormone replacement therapy product.

Equity
Total equity was DKK 30,122 million at the end of 2006, equal to 67.4% of total assets, compared to 65.9% at the end of 2005. Please refer to appendix 5 for further elaboration of changes in equity during 2006.

Proposed dividend and reduction of share capital
At the Annual General Meeting on 7 March 2007, the Board of Directors will propose a 17% increase in dividend to DKK 7.00 per share of DKK 2, corresponding to a pay-out ratio of 34.4%, compared to 33.2% for the financial year 2005. No dividend will be paid on the company’s holding of treasury B shares.

In order to maintain capital structure flexibility the Board of Directors will also propose a reduction in the B share capital, by cancellation of nominally DKK 26.96 million (13,480,000 shares of DKK 2) of the current treasury B shares, to DKK 539,472,800. This corresponds to a 4% reduction of the total share capital.

Holding of treasury shares and share repurchase programme
As per 30 January 2007, Novo Nordisk A/S and its wholly-owned affiliates owned 19,713,069 of its own B shares, corresponding to 5.85% of the total share capital.

During 2006, Novo Nordisk repurchased 7,468,957 B shares at an average price of DKK 402 per share, equal to a cash value of DKK 3.0 billion. The Board of Directors has approved an increase by DKK 4 billion in the ongoing DKK 6 billion share repurchase programme, bringing the total value of the share repurchase programme to DKK 10 billion. The programme is now

Stock Exchange Announcement no 3 / 2007	Page 10 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

expected to be finalised by the end of 2008 as compared to the previously communicated completion time by the end of 2007.

Corporate governance

Long-term share-based incentive programme
As from 2004, Novo Nordisk's Executive Management and Senior Management Board (27 in total) participate in a performance-based incentive programme where Novo Nordisk B shares are allocated annually to a bonus pool when certain predefined business-related targets have been achieved. The annual maximum allocation of shares to the bonus pool is capped at the equivalent of eight months of salary on average per participant. The shares in the bonus pool are locked up for a three-year period before they are transferred to the executives at the expiry of the three-year lock-up period.

Based on an assessment of the economic value generated in 2006 as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 30 January 2007 approved the establishment of a bonus pool for 2006 by allocating a total of 130,750 Novo Nordisk B shares, corresponding to a cash value of DKK 45.8 million. This allocation amounts to eight months of salary on average per participant.

Share option programme
The grant of share options to approximately 425 senior employees, excluding the members of Executive Management and the Senior Management Board, in accordance with Novo Nordisk’s share option programme is subject to the achievement of shareholder value-based targets as determined by the Board of Directors. For 2006, targets were established for operating profit and return on invested capital, respectively, in addition to a number of non-financial targets.

As the non-financial targets and the two financial targets for 2006 were achieved, a total of 1,114,542 share options will be granted at an exercise price of DKK 350 per option. This exercise price is equal to the average trading price for Novo Nordisk B shares on the Copenhagen Stock Exchange for the trading window from 28 January to 11 February 2006, following the company’s release of financial results for 2005, when the terms of the option programme, including financial and non-financial targets, were approved by the Board of Directors. The options can be exercised in the period 31 January 2010 – 30 January 2015. The value of the share option programme is estimated to be DKK 99 million, based on the Black–Scholes model. The company’s holding of its own shares will cover this commitment.

As from 2007 it has been decided to replace the stock option programme for the approximately 425 senior employees below top level management with a share-based incentive plan in line with the plan for the members of Executive Management and the Senior Management Board implemented in 2004, as described above. The share-based incentive programme for key employees will, as is the case for the plan for the top-level executives, be based on an annual calculation of shareholder value creation compared to the planned performance for the year. The share bonus pool will operate with a maximum contribution per participant equal to four months’ salary.

Compliance with Sarbanes–Oxley requirements
In 2006, Novo Nordisk was, as was also the case in 2005, compliant with the US Sarbanes-Oxley Act section 404 that requires detailed documentation of how financial reporting

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processes, systems and controls are designed and operating. Management’s conclusion and the external auditors’ certification of the 2006 compliance are included in the Form 20-F.

Sustainability issues update

UN Resolution on diabetes
With the adoption of a Resolution on diabetes on 20 December 2006, the General Assembly of the United Nations recognises that diabetes is a major global health challenge and that access to proper care is a human right. The resolution ‘encourages Member States to develop national policies for the prevention, treatment and care of diabetes in line with the sustainable development of their healthcare systems’. The current World Diabetes Day (14 November) is designated as a United Nations Day to be observed every year beginning in 2007.

Novo Nordisk has played a significant role in the campaign in support of the Resolution, led by the International Diabetes Federation, and will continue to take an active leadership role in its implementation.

Changing diabetes campaign
In 2006 Novo Nordisk communicated its changing diabetes messages globally and drove initiatives to raise awareness among policy-makers, customers and the public of the urgent need to improve prevention, treatment and care. The campaign is executed locally in the markets and supported by the Changing Diabetes Bus. In the first four months of its world tour it visited six countries (Denmark, Germany, the Netherlands, Belgium, France and South Africa). More than 28,000 people have visited the Changing Diabetes Bus and more than 25,000 of them signed the petition supporting a UN Resolution on diabetes.

Legal issues update

US hormone therapy litigation
As of 30 January 2007, Novo Nordisk Inc, along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 43 individuals (as compared to 37 individuals in January 2006) who allege to have used a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc). According to information received from Pfizer, an additional 21 individuals (as compared to 13 individuals in January 2006) currently allege, in relation to similar lawsuits against Pfizer Inc, that they also have used a Novo Nordisk hormone therapy product.

Novo Nordisk does not have any court trials scheduled for 2007 and does not presently expect to have a trial scheduled before 2008. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position.

Italian insulin litigation
In November 2006, Novo Nordisk A/S and its Italian affiliate Novo Nordisk Farmaceutici s.p.a was sued by A. Menarini Industrie Farmaceutiche Riunite s.r.l. and Laboratori Guidotti s.p.a (‘Menarini’) in the Civil Court in Rome. Menarini alleges that Novo Nordisk breached an alleged contract with Menarini for the sale and distribution of insulin and insulin analogues in the

Stock Exchange Announcement no 3 / 2007	Page 12 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Italian market or, in the alternative, has incurred a precontractual or extra-contractual liability arising from negotiations between the parties.

Novo Nordisk disputes the claims made by Menarini. Currently, it is expected that the first hearing will take place in 2007. Novo Nordisk cannot predict how long the litigation will take or when the company will be able to provide additional information. At this point in time, Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position.

Additional information on contingent liabilities is available in the financial notes in the Annual Report 2006, which is expected to be available on Novo Nordisk’s website on 5 February 2007.

Financial calendar

5 February 2007	– PDF version of the Annual Report available on novonordisk.com, online Annual Report launched
19 February 2007	– Printed version of the Annual Report
7 March 2007	– Annual General Meeting
2 May 2007	– Financial statement for the first quarter of 2007
3 August 2007	– Financial statement for the first half of 2007
31 October 2007	– Financial statement for the first nine months of 2007
31 January 2008	– Financial statement for 2007

Conference call details
At 13.00 CET today, corresponding to 7.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement
The above contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. This in particular relates to information included under the headings ‘Outlook 2007’, ‘Long-term financial targets’, ‘Research and development update’ and ‘Legal issues update’ with reference to plans, forecasts, expectations, strategies, projections and assessment of risks. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’ and similar words identify forward-looking statements.

Examples of such forward-looking statements include, but are not limited to: (i) statements of plans, objectives or goals for future operations including those related to Novo Nordisk’s products, product research, product introductions and product approvals as well as cooperations in relation thereto, (ii) statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials, (iii) statements of future economic performance and (iv) statements of the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Moreover, such statements are not guarantees of future results. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts,

Stock Exchange Announcement no 3 / 2007	Page 13 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

projections and other forward-looking statements will not be achieved. Novo Nordisk cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

Factors that may affect future results include, but are not limited to, interest rate and currency exchange rate fluctuations, delay or failure of development projects, interruptions of supplies and production, product recall, pressure on insulin prices, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and other legal proceedings and investigations, changes in reimbursement rules and governmental laws and related interpretation thereof, perceived or actual failure to adhere to ethical marketing practices, developments in international activities, which also involve certain political risks, investments in and divestitures of domestic and foreign companies and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC), including the company’s Form 20-F for 2006 expected to be filed in mid-February 2007, and to the section ‘Risk management’ of the Annual Report 2006 expected to be available on our website on 5 February 2007.

Forward-looking statements speak only as of the date they were made, and unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any of them, after the distribution of this Stock Exchange Announcement, whether as a result of new information, future events or otherwise.

Bagsværd 31 January 2007
Board of Directors and Executive Management

Contacts for further information

Media:	Investors:
Outside North America:	Outside North America:
Mike Rulis	Mogens Thorsager Jensen
Tel (direct): (+45) 4442 3573	Tel (direct): (+45) 4442 7945
E-mail: mike@novonordisk.com	E-mail: mtj@novonordisk.com

Christian Qvist Frandsen
Tel (direct): (+45) 4443 5182
E-mail: cqfr@novonordisk.com

Hans Rommer
Tel (direct): (+45) 4442 4765
E-mail: hrmm@novonordisk.com

In North America:	In North America:
Susan T Jackson	Mads Veggerby Lausten
Tel (direct): (+1) 609 919 7776	Tel (direct): (+1) 609 919 7937
E-mail. stja@novonordisk.com	mlau@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Stock Exchange Announcement no 3 / 2007	Page 14 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

									% change
	2006				2005				Q4 2005 -
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2006

Sales	10,487	9,583	9,727	8,946	9,426	8,793	8,283	7,258	11%

Gross profit	7,906	7,246	7,475	6,531	6,902	6,435	6,073	5,173	15%
Gross margin	75.4%	75.6%	76.8%	73.0%	73.2%	73.2%	73.3%	71.3%

Sales and distribution costs	3,331	2,699	2,850	2,728	2,883	2,402	2,267	2,139	16%
Percent of sales	31.8%	28.2%	29.3%	30.5%	30.6%	27.3%	27.4%	29.5%
Research and development costs	1,910	1,489	1,498	1,419	1,551	1,231	1,197	1,106	23%
Percent of sales	18.2%	15.5%	15.4%	15.9%	16.5%	14.0%	14.5%	15.2%
Administrative expenses	645	605	557	580	624	545	470	483	3%
Percent of sales	6.2%	6.3%	5.7%	6.5%	6.6%	6.2%	5.7%	6.7%
Licence fees and other operating income (net)	88	49	59	76	79	55	202	67	11%

Operating profit	2,108	2,502	2,629	1,880	1,923	2,312	2,341	1,512	10%
Operating margin	20.1%	26.1%	27.0%	21.0%	20.4%	26.3%	28.3%	20.8%

Share of profit/(loss) in associated companies	(112)	(30)	(58)	(60)	(25)	149	(43)	238	-
Financial income	579	139	102	111	88	58	238	114	558%
Financial expenses	165	77	182	202	299	103	193	76	-45%

Profit before income taxes	2,410	2,534	2,491	1,729	1,687	2,416	2,343	1,788	43%

Net profit	1,724	1,774	1,743	1,211	1,196	1,752	1,684	1,232	44%

Depreciation, amortisation and impairment losses	574	600	508	460	537	559	422	412	7%
Capital expenditure	899	671	622	595	1,120	1,087	735	723	-20%
Cash flow from operating activities	359	3,520	1,768	2,091	2,359	2,905	2,105	1,343	-85%
Free cash flow	(439)	2,684	996	1,466	1,147	1,740	1,332	614	-138%

Equity	30,122	28,288	28,908	27,042	27,634	26,589	25,620	25,729	9%
Total assets	44,692	43,744	43,145	41,299	41,960	40,181	37,731	36,497	7%
Equity ratio	67.4%	64.7%	67.0%	65.5%	65.9%	66.2%	67.9%	70.5%

Full-time employees at the end of the period	23,172	23,071	22,792	22,556	22,007	21,631	21,246	20,942	5%

Basic earnings per share (in DKK)	5.44	5.54	5.40	3.74	3.70	5.38	5.11	3.71	47%
Diluted earnings per share (in DKK)	5.40	5.51	5.37	3.72	3.68	5.36	5.09	3.70	47%
Average number of shares outstanding (million)*	317.1	320.1	322.9	323.6	323.4	325.8	329.6	332.0	-2%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)*	319.2	321.8	324.5	325.2	324.8	326.9	330.8	333.2	-2%

Sales by business segments:
Modern insulins (insulin analogues)	3,122	2,701	2,678	2,324	2,229	1,929	1,692	1,448	40%
Human insulin and insulin-related sales	3,950	3,697	3,707	3,703	4,036	3,871	3,753	3,346	-2%
Oral antidiabetic products (OAD)	508	516	483	477	454	487	391	376	12%
Diabetes care total	7,580	6,914	6,868	6,504	6,719	6,287	5,836	5,170	13%

NovoSeven®	1,470	1,393	1,507	1,265	1,390	1,336	1,248	1,090	6%
Growth hormone therapy	897	821	882	709	781	700	704	596	15%
Hormone replacement therapy	455	383	396	373	421	406	410	328	8%
Other products	85	72	74	95	115	64	85	74	-26%
Biopharmaceuticals total	2,907	2,669	2,859	2,442	2,707	2,506	2,447	2,088	7%

Sales by geographic segments:
Europe	3,845	3,699	3,761	3,403	3,602	3,434	3,405	3,006	7%
North America	3,486	3,062	2,968	2,764	2,696	2,462	2,282	2,092	29%
International Operations	1,858	1,683	1,790	1,755	1,797	1,750	1,395	1,128	3%
Japan & Oceania	1,298	1,139	1,208	1,024	1,331	1,147	1,201	1,032	-2%

Segment operating profit:
Diabetes care	1,198	1,296	1,490	998	909	1,161	1,235	750	32%
Biopharmaceuticals	910	1,206	1,139	882	1,014	1,151	1,106	762	-10%

*) For Q4 2006 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 317,145,999 and 319,232,524 respectively.

Stock Exchange Announcement no 3 / 2007	Page 15 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

									% change
	2006				2005				Q4 2005 -
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2006

Sales	1,406	1,285	1,304	1,199	1,264	1,179	1,113	975	11%

Gross profit	1,060	972	1,002	875	925	863	816	695	15%
Gross margin	75.4%	75.6%	76.8%	73.0%	73.2%	73.2%	73.3%	71.3%

Sales and distribution costs	447	361	382	366	387	322	305	287	16%
Percent of sales	31.8%	28.2%	29.3%	30.5%	30.6%	27.3%	27.4%	29.5%
Research and development costs	256	200	201	190	208	165	160	149	23%
Percent of sales	18.2%	15.5%	15.4%	15.9%	16.5%	14.0%	14.5%	15.2%
Administrative expenses	86	82	74	78	84	73	63	65	3%
Percent of sales	6.2%	6.3%	5.7%	6.5%	6.6%	6.2%	5.7%	6.7%
Licence fees and other operating income (net)	11	7	8	10	11	7	27	9	11%

Operating profit	283	336	352	252	257	310	315	203	10%
Operating margin	20.1%	26.1%	27.0%	21.0%	20.4%	26.3%	28.3%	20.8%

Share of profit/(loss) in associated companies	(15)	(4)	(8)	(8)	(3)	20	(6)	32	-
Financial income	78	18	14	15	12	8	32	15	558%
Financial expenses	22	11	24	27	40	14	26	10	-45%

Profit before income taxes	324	339	334	232	226	324	315	240	43%

Net profit	231	238	234	162	160	235	226	166	44%

Depreciation, amortisation and impairment losses	77	80	68	62	72	75	57	55	7%
Capital expenditure	121	90	83	80	150	146	99	97	-20%
Cash flow from operating activities	48	472	237	280	316	390	283	180	-85%
Free cash flow	(59)	360	134	196	154	234	179	82	-138%

Equity	4,040	3,793	3,875	3,624	3,704	3,563	3,438	3,454	9%
Total assets	5,994	5,866	5,784	5,534	5,624	5,384	5,064	4,899	7%
Equity ratio	67.4%	64.7%	67.0%	65.5%	65.9%	66.2%	67.9%	70.5%

Full-time employees at the end of the period	23,172	23,071	22,792	22,556	22,007	21,631	21,246	20,942	5%

Basic earnings per share (in EUR)	0.72	0.75	0.72	0.50	0.50	0.72	0.68	0.50	47%
Diluted earnings per share (in EUR)	0.72	0.74	0.72	0.50	0.49	0.72	0.68	0.50	47%
Average number of shares outstanding (million)*	317.1	320.1	322.9	323.6	323.4	325.8	329.6	332.0	-2%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)*	319.2	321.8	324.5	325.2	324.8	326.9	330.8	333.2	-2%

Sales by business segments:
Modern insulins (insulin analogues)	418	363	359	311	299	258	227	195	40%
Human insulin and insulin-related sales	530	496	497	496	541	520	504	450	-2%
Oral antidiabetic products (OAD)	68	69	65	64	61	65	52	51	12%
Diabetes care total	1,016	928	921	871	901	843	783	696	13%

NovoSeven®	197	186	202	170	187	179	168	146	6%
Growth hormone therapy	121	110	118	95	105	93	95	80	15%
Hormone replacement therapy	61	51	53	50	56	55	55	44	8%
Other products	12	9	10	13	15	9	12	9	-26%
Biopharmaceuticals total	391	356	383	328	363	336	330	279	7%

Sales by geographic segments:
Europe	516	496	504	456	484	460	457	404	7%
North America	467	411	398	370	361	330	307	281	29%
International Operations	249	226	240	235	241	235	187	152	3%
Japan & Oceania	174	153	162	137	178	154	162	138	-2%

Segment operating profit:
Diabetes care	161	173	200	134	121	156	166	101	32%
Biopharmaceuticals	122	162	153	118	136	154	149	102	-10%

*) For Q4 2006 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 317,145,999 and 319,232,524 respectively.

Stock Exchange Announcement no 3 / 2007	Page 16 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Income statement

	12M	12M
DKK million	2006	2005

Sales	38,743	33,760
Cost of goods sold	9,585	9,177

Gross profit	29,158	24,583

Sales and distribution costs	11,608	9,691
Research and development costs	6,316	5,085
Administrative expenses	2,387	2,122
Licence fees and other operating income (net)	272	403

Operating profit	9,119	8,088

Share of profit/(loss) in associated companies	(260)	319
Financial income	931	498
Financial expenses	626	671

Profit before income taxes	9,164	8,234

Income taxes	2,712	2,370

NET PROFIT	6,452	5,864

Basic earnings per share (DKK)	20.10	17.89
Diluted earnings per share (DKK)	19.99	17.83

Segment sales:
Diabetes care	27,866	24,012
Biopharmaceuticals	10,877	9,748

Segment operating profit:
Diabetes care	4,982	4,055
Operating margin	17.9%	16.9%

Biopharmaceuticals	4,137	4,033
Operating margin	38.0%	41.4%

Stock Exchange Announcement no 3 / 2007	Page 17 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Balance sheet

DKK million	31 Dec 2006	31 Dec 2005

ASSETS

Intangible assets	639	485
Property, plant and equipment	20,350	19,941
Investments in associated companies	788	926
Deferred income tax assets	1,911	879
Other financial assets	169	169
TOTAL LONG-TERM ASSETS	23,857	22,400

Inventories	8,400	7,782
Trade receivables	5,163	4,794
Tax receivables	385	504
Other receivables	1,784	1,455
Marketable securities and financial derivatives	1,833	1,722
Cash at bank and in hand	3,270	3,303
TOTAL CURRENT ASSETS	20,835	19,560

TOTAL ASSETS	44,692	41,960

EQUITY AND LIABILITIES

Share capital	674	709
Treasury shares	(39)	(61)
Retained earnings	28,810	26,962
Other comprehensive income	677	24
TOTAL EQUITY	30,122	27,634

Long-term debt	1,174	1,248
Deferred income tax liabilities	1,998	1,846
Provision for pensions	330	316
Other provisions	911	335

Total long-term liabilities	4,413	3,745

Short-term debt and financial derivatives	338	1,444
Trade payables	1,712	1,500
Tax payables	788	676
Other liabilities	4,863	4,577
Other provisions	2,456	2,384

Total current liabilities	10,157	10,581

TOTAL LIABILITIES	14,570	14,326

TOTAL EQUITY AND LIABILITIES	44,692	41,960

Stock Exchange Announcement no 3 / 2007	Page 18 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity

					Other comprehensive income

						Deferred
					Exchange	gain/loss
			Share		rate	on cash	Other
	Share	Treasury	premium	Retained	adjust-	flow	adjust-
DKK million	capital	shares	account	earnings	ments	hedges	ments	Total

2006

Balance at the beginning of the year	709	(61)	-	26,962	142	(345)	227	27,634
Exchange rate adjustment of investments in subsidiaries					14			14

Deferred (gain)/loss on cash flow hedges at the beginning of the
year recognised in the Income statement for the year						345		345

Deferred gain/(loss) on cash flow hedges at the end of the year						420		420
Other adjustments				5			(126)	(121)

Net income recognised directly in equity for the year	-	-	-	5	14	765	(126)	658
Net profit for the year				6,452				6,452

Total income for the year	-	-	-	6,457	14	765	(126)	7,110
Share-based payment				113				113
Purchase of treasury shares		(15)		(2,985)				(3,000)
Sale of treasury shares		2		208				210
Reduction of the B share capital	(35)	35						-
Dividends				(1,945)				(1,945)

Balance at the end of the year	674	(39)	-	28,810	156	420	101	30,122

At the end of the year proposed dividends (not yet declared) of DKK 2,221 million are included in Retained earnings. No dividend is declared on treasury shares.

2005
Balance at the beginning of the year	709	(45)	2,565	22,671	(40)	461	183	26,504
Exchange rate adjustment of investments in subsidiaries					182			182
Deferred (gain)/loss on cash flow hedges at the beginning of the
year recognised in the Income statement for the year						(461)		(461)
Deferred gain/(loss) on cash flow hedges at the end of the year						(345)		(345)
Other adjustments				29			44	73

Net income recognised directly in equity for the year	-	-	-	29	182	(806)	44	(551)
Net profit for the year				5,864				5,864

Total income for the year	-	-	-	5,893	182	(806)	44	5,313
Share-based payment				223				223
Purchase of treasury shares		(19)		(2,999)				(3,018)
Sale of treasury shares		3		203				206
Transfer of share premium account to retained earnings			(2,565)	2,565				-
Dividends				(1,594)				(1,594)

Balance at the end of the year	709	(61)	-	26,962	142	(345)	227	27,634

At the end of the year proposed dividends (declared in 2006) of DKK 1,945 million are included in Retained earnings. No dividend is declared on treasury shares. In accordance with changes in the Danish Companies Act the Share premium account is transferred to Retained earnings.

Stock Exchange Announcement no 3 / 2007	Page 19 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Cash flow statement

DKK million	2006	2005

Net profit	6.452	5.864

Adjustment for non-cash items:
Income taxes	2.712	2.370
Depreciation, amortisation and impairment losses	2.142	1.930
Interest income and interest expenses	(73)	44
Other adjustment for non-cash items	959	1.109
Income taxes paid	(3.514)	(2.138)
Interest received and interest paid (net)	95	(73)

Cash flow before change in working capital	8.773	9.106

Change in working capital:
(Increase)/decrease in trade receivables and other receivables	(804)	(1.139)
(Increase)/decrease in inventories	(686)	(618)
Increase/(decrease) in trade payables and other liabilities	455	1.363

Cash flow from operating activities	7.738	8.712

Investments:
Acquisition of subsidiaries and business units	-	(350)
Sale of intangible assets and long-term financial assets	175	400
Purchase of intangible assets and long-term financial assets	(419)	(264)
Sale of property, plant and equipment	111	234
Purchase of property, plant and equipment	(2.898)	(3.899)
Net change in marketable securities (maturity exceeding three months)	514	(1.032)

Net cash used in investing activities	(2.517)	(4.911)

Financing:
New long-term debt	-	-
Repayment of long-term debt	(23)	(29)
Purchase of treasury shares	(3.000)	(3.018)
Sale of treasury shares	210	206
Dividends paid	(1.945)	(1.594)

Cash flow from financing activities	(4.758)	(4.435)

NET CASH FLOW	463	(634)

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	39	154

Net change in cash and cash equivalents	502	(480)

Cash and cash equivalents at the beginning of the year	2.483	2.963

Cash and cash equivalents at the end of the year	2.985	2.483

Bonds with original term to maturity exceeding three months	1.001	1.502
Undrawn committed credit facilities	7.456	7.461
FINANCIAL RESOURCES AT THE END OF THE YEAR	11.442	11.446

Cash flow from operating activities	7.738	8.712
+ Net cash used in investing activities	(2.517)	(4.911)
- Net change in marketable securities (maturity exceeding three months)	514	(1.032)
FREE CASH FLOW	4.707	4.833

Stock Exchange Announcement no 3 / 2007	Page 20 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 1, 2007	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer